

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2008

Ms. Anne H. Lloyd
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re: Martin Marietta Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors and Forward-Looking Statements, page 16

1.   In the fourth paragraph on page 16, you state: "Factors that the Company currently believes could cause its actual results to differ materially from those in the forward-looking statements include, but are not limited to, those set out below." In the last paragraph on page 22, you state: "[i]t is not possible to predict or identify all such factors… the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Other factors besides those listed may also adversely affect the Company and may be material to the Company." Please revise this language and state explicitly that you have

included all known material risks in your discussion. Also use the precise caption for this section that Item 1A of Form 10-K specifies.

Controls and Procedures, page 30

2.   Please confirm that you evaluated your disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e). In this respect, confirm, if true, that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings to clarify that your definition of disclosure controls and procedures is consistent with the definition in Exchange Act Rule 13a-15(e).

3.   Please revise your disclosure to address *any* changes in internal control over financial reporting, identified in connection with your evaluation of disclosure controls and procedures, which occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibit 13.01

Statements of Shareholders' Equity, page 12

4.   We note you recorded the amount of the repurchases of your common stock that was in excess of the value of additional paid-in capital against retained earnings. Please clarify how your allocation of the excess purchase price over par complies with paragraph 12.a.i of APB 6, and provide us with the analysis which supports your allocation.

Notes to Financial Statements, page 13

5.   We note on your "Statements of Earnings" that you report "Freight and delivery revenues" in both revenues and cost of revenues, reflecting transactions in which you arrange for the shipping with a third party, and then charge the freight cost to your customers. However, though it appears you have made a decision to classify the corresponding shipping and handling costs as part of "cost of revenues," you have not provided the disclosure of this accounting policy decision in your "Accounting Policies" disclosures, as required by Issue 2 of EITF 00-10 and pursuant to APB Opinion 22. Please include this disclosure in your future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Controls and Procedures, page 38

6.   We note your statement that there have been no "*significant* changes in…internal controls or in other factors that could significantly affect the internal controls *subsequent to* June 30, 2008." Please revise your disclosure to comply with Item 308(c) of Regulation S-K, which requires that you disclose *any* change in your *internal control over financial reporting* that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, *that occurred during your last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This comment is also applicable to the disclosure on page 32 of your Form 10-Q for the fiscal quarter ended March 31, 2008.

Schedule 14A Filed April 22, 2008

Compensation Discussion and Analysis, page 22

The Use of Benchmarking Information, page 23

7.   You indicate in the first paragraph that the "group used for compensation purposes is broader than the peer group" used for performance chart purposes. You also refer to data prepared by Watson Wyatt. Please revise to clarify whether different companies were compared for purposes of determining the CEO's compensation or whether there is only one "group used for compensation purposes." Similarly, clarify the composition of the group you reference in the second paragraph as being comprised of "the companies in the data" the Committee reviewed.

Annual Bonus Compensation, page 25

8.   Disclose each of the "individualized targeted goals" to which you refer. In each case, set forth the "standard objective measures of financial performance" and the particular targets. See Item 402(b) of Regulation S-K; see also Instruction 4 to Item 402(b).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil, at (202) 551-3392, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director